# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: HCA Healthcare, Inc., CIK 0000860730
CUSIP: 40412C101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: One Park Plaza, Nashville, Tennessee (TN), 37203
Date of event which requires filing of this statement: 02/06/2026
Filed by CIK 0001433317
Persons authorized to receive notices and communications: Frist Capital, LLC, 3100 West End Avenue, Suite 1225, Nashville, Tennessee (TN), 37203, (615) 269-7979; Joseph A. Hearn, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York (NY), 10004, (212) 558-4000

## Reporting persons
- Frisco Holding II (CIK 0001433317): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 38,896,739; sole dispositive power 0; shared dispositive power 38,896,739; aggregate amount beneficially owned 38,896,739 (17.4% of the class)
- Hercules Holding II: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 34,622,487; sole dispositive power 0; shared dispositive power 34,622,487; aggregate amount beneficially owned 34,622,487 (15.5% of the class)
- Thomas F. Frist, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 70,555,590; sole dispositive power 0; shared dispositive power 70,555,590; aggregate amount beneficially owned 70,555,590 (31.6% of the class)
- Thomas F. Frist III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 69,987,865; sole dispositive power 0; shared dispositive power 69,987,865; aggregate amount beneficially owned 69,987,865 (31.3% of the class)
- William R. Frist: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 70,492,512; sole dispositive power 0; shared dispositive power 70,492,512; aggregate amount beneficially owned 70,492,512 (31.5% of the class)
- Patricia F. Elcan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 70,166,392; sole dispositive power 0; shared dispositive power 70,166,392; aggregate amount beneficially owned 70,166,392 (31.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: HCA Healthcare, Inc.
Address of issuer's principal executive offices: One Park Plaza, Nashville, Tennessee (TN), 37203
Comment: This statement relates to the Common Stock, par value $0.01 per share (the "Shares"), of HCA Healthcare, Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at One Park Plaza, Nashville, Tennessee 37203.

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Dr. Thomas F. Frist, Jr. ("Dr. Frist"); Mr. Thomas F. Frist III ("TFF III"); Mr. William R. Frist ("WRF"); Mrs. Patricia F. Elcan ("PFE") (each, a "Reporting Individual" and, collectively, the "Reporting Individuals"); Frisco Holding II ("Frisco"), a Delaware partnership; and Hercules Holding II ("Hercules"), a Delaware partnership (each, including each Reporting Individual, a "Reporting Person" and, collectively, the "Reporting Persons").
Residence or business address: The principal office or business address of each of the Reporting Persons is c/o Frist Capital, LLC ("Frist Capital"), 3100 West End Avenue, Suite 1225, Nashville, Tennessee 37203.
Present principal occupation or employment: The principal business of each of Frisco and Hercules (each, a "Partnership" and, collectively, the "Partnerships") is to hold Shares as described in this statement. TFF III, WRF and PFE constitute the management committee of and are the partners exercising decision-making authority with respect to each of the Partnerships. Dr. Frist is a co-founder and was a longtime director of the Issuer. TFF III is the founder and managing principal of Frist Capital, LLC, a Nashville-based investment firm, and is a director of the Issuer. WRF is a principal of Champion & Co. Inc., a Nashville-based investment firm, and is also a director of the Issuer. PFE is a private investor.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Dr. Frist, TFF III, WRF and PFE are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares beneficially owned by the Reporting Persons represent extended family holdings of Dr. Frist, a co-founder of the Issuer. Dr. Frist was, and each of TFF III and WRF is currently, a director of the Issuer.

The Shares held by Frisco were acquired by means of the Exchange of Shares described in Item 4. The Shares transferred by Frisco to the Issuer in the Exchange were distributed to Frisco in kind by Hercules, pro rata and for no additional consideration in accordance with Frisco's percentage interest in Hercules, on the date of the Exchange prior to the Exchange.

Hercules acquired the Shares that it has held, which represent the substantial majority of the Reporting Persons' collective interest in the Issuer, pursuant to an Agreement and Plan of Merger, dated as of July 24, 2006, between the Issuer (then known as HCA Inc.), Hercules and Hercules Acquisition Corporation, a wholly-owned subsidiary of Hercules that merged with and into the Issuer, with the Issuer continuing as the surviving corporation. Other Shares held by the Reporting Persons represent older holdings of Dr. Frist and his family or, in some cases, Shares received for service as a director of the Issuer by Dr. Frist, TFF III or WRF.

## Item 4. Purpose of Transaction
Purpose of transaction:
On February 6, 2026, certain dispositions and acquisitions of Shares (the "Exchange") occurred pursuant to an Exchange Agreement, dated as of that date (the "Exchange Agreement"), between the Issuer and Frisco, Inc., the predecessor in interest of Frisco, which resulted from the conversion of Frisco, Inc. into a partnership following completion of the Exchange.

Specifically, Frisco disposed of 36,629,188 Shares to the Issuer in exchange for 36,557,141 Shares newly issued by the Issuer to Frisco. These transactions, together with the conversion of Frisco to an entity taxable as a partnership for U.S. federal income tax purposes, constituted a reorganization for purposes of Section 368(a) of the Internal Revenue Code of 1986, as amended. Frisco's being taxable as a partnership may in the future provide the Reporting Persons with relatively greater flexibility to make certain transactions in Shares.

Subject to regulatory restrictions, market conditions and other factors, the Reporting Persons may purchase additional securities of the Issuer, maintain the present ownership of their securities of the Issuer or sell some or all of their securities of the Issuer. The Reporting Persons may modify their plans depending on the Reporting Persons' evaluation of various factors, including the investment potential of the Shares, the Issuer's business prospects and financial position, other developments concerning the Issuer, opportunities that may be available to the Issuer, the price level and availability of the Shares, available opportunities to acquire or dispose of the Shares, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and other factors deemed to be relevant by the Reporting Persons. In connection with the activities described above, the Reporting Persons may communicate with, and express their views to, the board of directors or management of the Issuer or its affiliates and may communicate with, and express their views to, other persons regarding the Issuer.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Frisco directly beneficially owns 36,557,141 Shares, or approximately 16.3% of the Shares outstanding, based on 223,622,200 Shares outstanding as of January 31, 2026, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission. Hercules directly beneficially owns 32,282,889 Shares, or approximately 14.4% of the Shares outstanding. Each of the Partnerships is owned by a private investor group, including the Reporting Individuals, all of whom are parties to the partnership agreement of the respective Partnerships (each, a "Partnership Agreement" and, collectively, the "Partnership Agreements"). Each unit of partnership interest in each Partnership (each, a "Unit," and, collectively, "Units") generally corresponds to an economic interest in one Share.

Each Reporting Individual, who by reason of managing the Partnerships or owning Units may be deemed to be the beneficial owner of securities directly or indirectly beneficially owned by the Partnerships and their partners, may be deemed to exercise shared voting and investment control over the Shares held directly by Frisco and by Hercules; and Frisco and Hercules may be deemed to exercise shared voting and investment control over the Shares held by their respective partners. Additionally:

Dr. Frist directly owns 478,955 Shares. Dr. Frist may also be deemed to be the beneficial owner of 1,236,605 Shares held by foundations or other nonprofit organizations of which he is a director.

TFF III owns vested restricted share units payable in 14,817 Shares, which will be delivered to him on the date he ceases to be a director of the Issuer. TFF III may also be deemed to be the beneficial owner of 1,133,018 Shares held by foundations or other nonprofit organizations of which he is a director.

WRF directly owns 56 Shares and owns restricted share units payable in 12,875 Shares, which will be delivered to him on the date he ceases to be a director of the Issuer. WRF may also be deemed to be the beneficial owner of: 1,416 Shares held by his spouse and children; 340,852 Shares held by certain trusts for the benefit of his children, of each of which he or his spouse is trustee; 60,678 Shares held by family partnerships or vehicles of which he is an officer or managing member; and 1,236,605 Shares held by foundations or other nonprofit organizations of which he is a director.

PFE directly owns 41,052 Shares jointly with her spouse. PFE may also be deemed to be the beneficial owner of: 5,031 Shares held by her spouse; 147,261 Shares held by certain trusts for the benefit of her children, of each of which she or her spouse is trustee; and 1,133,018 Shares held by foundations or other nonprofit organizations of which she is a director.
Number of shares as to which each person has sole or shared power to vote or dispose: Each Reporting Person may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the Shares listed for that Reporting Person in the cover pages to this filing. Because of the relationships between the Reporting Persons, the Partnership Agreements and the other arrangements described in Item 6, the Reporting Persons may be deemed to be a group for purposes of Regulation 13D-G. The Reporting Persons do not, however, affirm the existence of or their membership in such a group.
Transactions in the class effected during the past sixty days: Except as set forth in Items 3 and 4, no Reporting Person has effected any transactions in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The partners of the Partnerships and the beneficiaries of the respective trusts for which a Reporting Individual or his or her family member acts as trustee may have the right to receive, directly or indirectly, dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Persons, in each case, in accordance with the Partnership Agreements and the respective terms of those trusts, as applicable. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons collectively have the right, under the Amended and Restated Stockholders' Agreement of the Issuer, dated as of February 6, 2026 (the "Stockholders' Agreement"), to nominate up to two directors of the Issuer. The Stockholders' Agreement includes certain restrictions on sales by Frisco and its permitted transferees, which apply from the date of the Exchange until the earlier of (i) the date on which Frisco and its permitted transferees are eligible to sell the Shares acquired in the Exchange under the non-affiliate conditions of Rule 144(b)(1) under the Securities Act of 1933, as amended (the "Securities Act") and (ii) six years from the date of the Exchange. Hercules and Frisco are also party to an Amended and Restated Registration Rights Agreement, dated as of February 6, 2026 (the "Registration Rights Agreement"), with the Issuer, under which they or the other Reporting Persons may cause the registration for resale under the Securities Act of the Shares, under certain circumstances and subject to customary limitations as provided in that agreement.

The Stockholders' Agreement, Registration Rights Agreement and Partnership Agreements contain customary provisions with respect to the persons to whom Shares are permitted to be transferred and which rights under the respective agreements may be assigned in connection with such transfers; permitted transferees generally include members of the Frist family, including their trusts, foundations and other vehicles, as applicable.

This Item 6 is qualified in its entirety by reference to the exhibits described in Item 7, which are incorporated by reference into this statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
99.1 Joint Filing Agreement, dated as of February 10, 2026, between the Reporting Persons.
99.2 Power of Attorney of Thomas F. Frist, Jr. (incorporated by reference to Exhibit 24 to the Form 4 filed by Thomas F. Frist, Jr. with respect to HCA Healthcare, Inc. on February 10, 2026).
99.3 Power of Attorney of Thomas F. Frist III (incorporated by reference to Exhibit 24 to the Form 4 filed by Thomas F. Frist III with respect to HCA Healthcare, Inc. on May 1, 2025).
99.4 Power of Attorney of William R. Frist (incorporated by reference to Exhibit 24 to the Form 4 filed by William R. Frist with respect to HCA Healthcare, Inc. on May 1, 2025).
99.5 Power of Attorney of Patricia F. Elcan (incorporated by reference to Exhibit 24 to the Form 4 filed by Patricia F. Elcan with respect to HCA Healthcare, Inc. on November 1, 2024).
99.6 Exchange Agreement, dated as of February 6, 2026, between HCA Healthcare, Inc. and Frisco, Inc. (incorporated by reference to Exhibit 99.1 to the Annual Report on Form 10-K filed by HCA Healthcare, Inc. on February 10, 2026).
99.7 Amended and Restated Stockholders' Agreement of HCA Healthcare, Inc., dated as of February 6, 2026 (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed by HCA Healthcare, Inc. on February 10, 2026).
99.8 Amended and Restated Registration Rights Agreement, dated as of February 6, 2026, between HCA Healthcare, Inc., Hercules Holding II and Frisco (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K filed by HCA Healthcare, Inc. on February 10, 2026).
99.9 Amended and Restated Partnership Agreement of Hercules Holding II, dated as of February 6, 2026.
99.10 Partnership Agreement of Frisco Holding II, dated as of February 6, 2026.

## Signatures
- Frisco Holding II: /s/ J. William B. Morrow, J. William B. Morrow / President (02/10/2026)
- Hercules Holding II: /s/ J. William B. Morrow, J. William B. Morrow / President (02/10/2026)
- Thomas F. Frist, Jr.: /s/ J. William B. Morrow, J. William B. Morrow / Attorney-in-Fact (02/10/2026)
- Thomas F. Frist III: /s/ J. William B. Morrow, J. William B. Morrow / Attorney-in-Fact (02/10/2026)
- William R. Frist: /s/ Rawls Butler, Rawls Butler / Attorney-in-Fact (02/10/2026)
- Patricia F. Elcan: /s/ Katie Agnew, Katie Agnew / Attorney-in-Fact (02/10/2026)